SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
TAX ID (CNPJ/MF) No. 02.808.708/0001-07
NIRE 35.300.157.770

Publicly-Held Company

Dear Shareholders,

We propose the approval of, in the Company`s ordinary and extraordinary general meetings to be held next April 27th, 2007, the issuance of 118,857,338 common shares and 55,148,190 preferred shares, at the price of R$963.130 and R$1,082.099, respectively, per lot of 1,000 shares. The shares then issued will be fully subscribed and paid-in upon the partial capitalization of the tax benefit obtained by the Company with the partial amortization of the special premium reserve in the fiscal year of 2006, in the benefit of the controlling shareholders, resulting in an increase of the Company’s capital in the amount of R$174,150,869.26.

As a result of the aforementioned capital increase, it was granted to the Company’s remaining shareholders the right to subscribe up to 43,427,201 common shares and 79,943,743 preferred shares, in the proportion of 0.471628664% of their respective corporate interests held on the date of the ordinary and extraordinary general meetings, with due regard to the share types, at the same price referred in the above paragraph, for payment in cash upon subscription.

Therefore, once the issuance is approved in favor of the controlling shareholders and in case the other shareholders’ subscription right is entirely exercised, the Company’s capital increase will be of 162,284,539 common shares and 135,091,933 preferred shares.

The subscription right may be exercised by the Company’s shareholders within a 30-day period initiating on the publication of the corresponding notice, being the Company’s Board of Directors empowered to, upon the ending of referred period, with due regard to the possible exercise of the right to subscribe pro rata the remaining shares and, as the case may be, after the auction of the undivided balance of shares in the stock exchange, verify the subscription actually occurred of shares exceeding the original subscription referred in the first paragraph, proceeding with the filing of the relevant resolution with the Registrar of Companies (Law No. 6.404/76, Article 166). The credit of the subscribed shares will be made on the next day following the aforementioned Board of Directors Meeting.

The shares issued will participate in equal conditions in all benefits, including dividends and possible capital remunerations that may be declared by the Company after the Board of Directors Meeting that verifies the subscription.

Since the new shares will not be registered under the Securities Act of 1933, the right to subscribe same may not be offered or sold in the United States of America nor to north-americans.

Notwithstanding the preceding paragraph, all of Company’s shareholders willing to negotiate their subscription rights may do so, provided that the shareholders whose shares are held in custody with Banco Itaú S.A. must request from such institution the respective assignment of rights bulletin, which will be issued by Banco Itaú S.A., or instruct their preferred dealer to negotiate it directly in the stock exchanges.

Once a bulletin for the assignment of rights is issued, as provided for in the preceding paragraph, and upon the consummation of such an assignment of rights, the assignor must sign the overleaf of referred bulletin and have his/its signature notarized.

São Paulo, March 29th, 2007.

The Management
Companhia de Bebidas das Américas - AmBev

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2007

COMPANHIA DE BEBIDAS DAS
AMÉRICAS-AMBEV

By:	/s/ Graham Staley

Graham Staley
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.